GLENBROOK LIFE AND ANNUITY COMPANY
                             3100 Sanders Road, J5B
                           Northbrook, Illinois 60062
                        Direct Dial Number (847) 402-3058
                            Facsimile (847) 402-3781
                            E-Mail jbuca@allstate.com



JOHN E. BUCHANAN
Assistant Counsel


                                                 February 21, 2003

BY EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Glenbrook Life AIM Variable Life Separate Account A ("Registrant") Glenbrook Life and Annuity Company ("Glenbrook")
              Registration Statement on Form N-6 (file number 333-103326) ACCESSION NUMBER: 0000945094-03-000017


Commissioners:

On behalf of the Registrant, I hereby request withdrawal of the referenced Registration Statement on Form N-6 ("Registration Statement") as filed with the Securities and Exchange Commission ("Commission") on February 19, 2003. I am requesting withdrawal because Registrant inadvertently placed EDGAR tags for a Registration Statement on Form N-6 to a Post-Effective Amendment on Form N-6 to a Registration Statement on Form S-6 (File No. 333-25045). Registrant plans to re-file this Post-Effective Amendment as a Post-Effective Amendment on Form N-6 to a Registration Statement on Form S-6 pursuant to paragraph a of Rule 485.

For the foregoing reason, I respectfully request that the Commission grant this request for withdrawal. The cooperation of the Commission staff is greatly appreciated in this matter.

Please direct any question or comment to me at the number above or to Richard T. Choi, Esq. (202-295-4005) of Foley & Lardner.

                                                     Very truly yours,

                                                     /s/ John E. Buchanan

                                                     John E. Buchanan